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SEC FILE NUMBER
8-69527

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Triloma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North New York Avenue
(No. and Street)

Winter Park	FL	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (561) 283-0772
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company PLLC
(Name - if individual, state last, first, middle name)

301 East Pine Street, Suite 975	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Nick Dolya, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Triloma Securities, LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

JANA COTTA
Notary Public – State of Florida
Commission # GG 081962
My Comm. Expires Jun 17, 2021

Notary Public

Triloma Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILOMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

The report is filed in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

TRILOMA SECURITIES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2017

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Triloma Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triloma Securities, LLC, a Florida limited liability company, ("the Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Triloma Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triloma Securities, LLC's management. Our responsibility is to express an opinion on Triloma Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triloma Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Rosenfield & Company PLLC

We have served as Triloma Securities, LLC's auditor since 2015

Rosenfield and Company, PLLC
Orlando, Florida
March 12, 2018

TRILOMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	2,361,296
Accounts Receivable		10,818
Regulatory Deposit		4,214
Prepaid Expenses		107,228
Furniture and Office Equipment, Net		6,554
Other Assets		8,250
Total Assets	$	2,498,360
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	129
Accrued Compensation		152,411
Accrued Expenses		48,815
Total Liabilities		201,355
Member's Equity		2,297,005
Total Liabilities and Member's Equity	$	2,498,360

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Triloma Securities, LLC (the Company), a Florida limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Triloma Securities, LLC is wholly owned by Triloma Financial Group, LLC (the Member).

The Company provides a limited range of services related to syndication and primarily acts as a broker or dealer of public placements of closed end funds on a best efforts basis and private placements of securities.

The Company also provides investment-banking services such as raising financial capital or acting as the agent in the issuance of securities on a best efforts underwriting contractual agreement. In a best efforts underwriting engagement, the Company will do its best to sell all of the securities that are offered by the issuer, but in no way is the Company obligated to purchase the securities for its own account.

The liability of the Member is limited to the capital held by the Company.

Effective January 1, 2017, the Company amended its expense sharing agreement with the Member. Pursuant to the amended expense sharing agreement, the Member provides certain operating expenses including accounting, administration, information technology, compliance services, office space, and other services. The Member provides these services at no cost to the Company.

Operations

The Member intends to continue to fund the operations of the Company in the future, if needed. Currently the Member is in the process of raising additional capital, reviewing current levels of expense in conjunction with revenue projections as well as develop new relationships and offerings to enhance revenues.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are uncollateralized obligations related to the following:

- Expenses of the Company that are billed in connection with funds offered by the Company or their sponsor or co-sponsor for reimbursement,

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued)

- Billings generated from consulting engagements,
- Fees receivable generated by the sale of private placements and closed end funds. Payments are made by the transfer agent, and are typically paid within one week of the trade date for the respective investment once escrow has been broken for a respective fund.

Accounts receivable are stated at the invoice amount and interest is not accrued on the outstanding receivable balance.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts receivable, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due to the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts. Based on management's review of individual accounts, no allowance for doubtful accounts was considered necessary at December 31, 2017.

Escrow Accounts

From time to time the Company uses the services of an escrow agent to hold funds related to contingent offerings. Amounts held in escrow are not included as part of the assets of the Company.

Furniture and Office Equipment

Furniture and office equipment are stated at cost, less accumulated depreciation and depreciated using the straight-line method over their estimated useful lives.

Income Taxes

The Company is a "disregarded entity" for income tax purposes, as it is wholly owned subsidiary of Triloma Financial Group, LLC which is taxable as a partnership for income tax purposes. The operations of the Company are included on the Triloma Financial Group, LLC partnership tax return, and are passed through to, and taxable to, the members of Triloma Financial Group, LLC. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017, and allows for either full retrospective or modified retrospective adoption. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Member. Pursuant to the agreement, the Member provides accounting, administration, information technology, compliance services, office space, employee services, and other services. The Member provides these services at no cost to the Company.

Pursuant to the expense sharing agreement with the Member, some designated Company expenses paid by the Member, such as payroll and related taxes, are reimbursed by the Company to the Member.

A minority member of the controlling member of Triloma Financial Group is also a member of the board of trustees of Triloma EIG Global Energy Income Fund and Triloma EIG Energy Income Fund - Term I. The two closed-end funds are managed by an independent board of trustees. The Company's Member is a sponsor and advisor for the two closed end funds.

The Company has entered into a private placement agreement with a company with which its Member and one of its employees has an indirect noncontrolling interest; together they have an indirect noncontrolling interest. The Company will be compensated based on the equity capital committed during the term of its agreement.

The Company has entered into a private placement agreement with a company with which a member of its management team and former officer of the company has a non-controlling interest. The Company will be compensated based on the equity capital committed during the term of its agreement. Fees in the amount of $10,818 related to the agreement are outstanding at December 31, 2017, and included in accounts receivable in the accompanying statement of financial condition.

NOTE 2 RELATED PARTY TRANSACTIONS (CONTINUED)

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE 3 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment are summarized as follows as of December 31, 2017:

	Useful Lives	Amount
Computers, Printers, and Other Office Equipment	5	$ 11,783
Accumulated Depreciation		(5,229)
Total		$ 6,554

NOTE 4 EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in a defined contribution plan provided by the Company's professional employer organization. The Company does not make contributions to the plan.

NOTE 5 REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $2,159,941 which exceeded the required net capital by $2,146,517.

The Company does not hold customers' cash or securities; therefore, it is not impacted by SEC Rule 15c3-3.

NOTE 6 CONCENTRATIONS

Investment banking activity related to the sale of a private placement accounts for 100% of the accounts receivable balance at December 31, 2017.

The Company maintains most of its cash at a commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. The Company does not consider itself to be at risk with respect to cash.

NOTE 7 SUBSEQUENT EVENTS

Effective January 1, 2018, the Company amended its expense sharing agreement with the member. Pursuant to the amended expense sharing agreement, the Member will continue to provide certain operating expenses including accounting, administration, information technology, compliance services, office space, and other services at no cost to the company, except for office space which will be reimbursed to the Member by the Company. The agreement shall remain in place for a one-year term from January 1, 2018, and shall thereafter be automatically renewed on a year to year basis and until terminated or amended at any time in writing by mutual agreement of both parties.